Exhibit 99.6

James Hardie Industries plc (Company)

Directors’ Report

for the half year ended 30 September 2014

Directors

As of the date of this report the members of the Board are: MN Hammes (Chairman), DG McGauchie AO (Deputy Chairman), and BP Anderson, D Harrison, A Littley, J Osborne, RMJ van der Meer, R Chenu and L Gries (CEO).

The only change in the composition of the Board between 1 April 2014 and the date of this report is that R Chenu was appointed as a director on 15 August 2014.

Review of Operations

Please see Management’s Analysis of Results relating to the period ended 30 September 2014

Auditor’s Independence

The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.

This report is made in accordance with a resolution of the Board.

/s/ Mike Hammes	/s/ Louis Gries

MN Hammes	L Gries
Chairman	Chief Executive Officer

Dublin, Ireland, 19 November 2014

James Hardie Industries plc

Board of Directors’ Declaration

for the half year ended 30 September 2014

The Board declares that with regard to the attached financial statements and notes:

a)	the financial statements and notes comply with the accounting standards in accordance with which they were prepared;

b)	the information contained in the financial statements and notes fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board.

/s/ Mike Hammes	/s/ Louis Gries

MN Hammes	L Gries
Chairman	Chief Executive Officer

Dublin, Ireland,19 November 2014